UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CTD HOLDINGS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

12642Q 10 1
(CUSIP Number)

John G. Igoe, Esq.
Edwards Wildman Palmer LLP
525 Okeechobee Boulevard, Suite 1600
West Palm Beach, Florida 33401
(561) 833-7700
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

February 19, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 12642Q 10 1

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON C.E. Rick Strattan
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) (b) X *
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,687,647
	9	SOLE DISPOSITIVE POWER 25,687,647
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,687,647
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.9%
14	TYPE OF REPORTING PERSON IN

* The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

This Amendment No. 1 to Schedule 13D (the “Amendment”) amends and supplements the beneficial ownership statement on Schedule 13D originally filed with the Securities and Exchange Commission on October 28, 2010 (the “Schedule 13D”) by C.E. Rick Strattan (the “Reporting Person”).  The Schedule 13D, as amended by this Amendment (the “Statement”) relates to the common stock, par value $0.0001 per share (“Common Stock”), of CTD Holdings, Inc., a Florida corporation (the “Issuer”).

Capitalized terms used in this Amendment but not defined have the meanings given to them in the Schedule 13D.  This Amendment amends the Schedule 13D as specifically set forth herein. Except as set forth below, all previous Items in the Schedule 13D remain unchanged.

Item 1.  Security and Issuer.

The last sentence of Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The address of the principal executive offices of the Issuer is 14120 N.W. 126th Terrace, Alachua, Florida 32615.

Item 2.  Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (c)
This statement is filed by C.E. Rick Strattan (the "Reporting Person"), with a business address at 14120 N.W. 126th Terrace, Alachua, Florida 32615 and who is the Chief Executive Officer and a director of the Issuer.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in the Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a United States citizen.

Item 4.  Purpose of Transaction.

The information set forth below under Item 6, regarding the appointment of two new directors by the Issuer and the agreement by the Reporting Person to vote the shares of Common Stock beneficially owned by him at any shareholder meeting for the election of directors in the manner described below, is incorporated into this Item 4 by reference.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)
The Reporting Person is the beneficial owner of 25,687,647 shares of Common Stock, which represents 52.9% of the outstanding shares of Common Stock.

Of this amount, 5,850,000 shares of Common Stock are owned by The First Bridge University, Incorporated (“First Bridge”), a tax exempt organization under Section 501(c)(3) of the Internal Revenue Code. Mr. Strattan has voting and dispositive power with respect to the shares of Common Stock issued in the name of First Bridge, and as such he may be deemed the beneficial owner of the shares owned by First Bridge.

(b)
The Reporting Person exercises sole dispositive power with respect to the 25,687,647 shares of Common Stock beneficially owned by the Reporting Person.  Because of the arrangements described under Item 6 below, the Reporting Person may be deemed to exercise shared voting power with respect to the 25,687,647 shares of Common Stock beneficially owned by the Reporting Person.

(c)	Except as set forth in this Statement, there have been no sales or purchases with respect to the Issuer's stock effected during the past sixty days by the Reporting Person.

(d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, his shares of Common Stock.

(e)	Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented to reflect the following:

On February 19, 2014, the Issuer entered into a Securities Purchase Agreement (the “Purchase Agreement”) with accredited investors under which it issued 10 million shares of its Common Stock at a purchase price of $0.05 per share, for aggregate gross proceeds to the Issuer of $500,000 (the “Private Placement”).

Conversion of Preferred Stock

In connection with the closing of the Private Placement, the Reporting Person converted his share of Series A Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”) into one million shares of the Issuer’s Common Stock. The share of Series A Preferred Stock was the only share of Series A Preferred Stock outstanding. The Series A Preferred Stock was initially issued in 2004 to the Reporting Person in exchange for the surrender of 1,029,412 shares of Common Stock then owned by him, and carried certain voting rights that entitled its holder to cast a number of votes representing a majority of the votes entitled to be cast by all of the Issuer’s capital stock.  The Series A Preferred Stock was convertible by its terms into a number of shares of Common Stock to be agreed mutually by the Issuer and the holder at the time of conversion. The conversion was effected through a Conversion Agreement, dated as of February 19, 2014, between the Issuer and the Reporting Person (the “Conversion Agreement”). The conversion of the Series A Preferred Stock was a condition to the closing of the Private Placement.

Voting Commitment Letter

In connection with the Private Placement, the Registrant’s Board of Directors voted to increase the size of the Board of Directors from three members to five members, and voted to fill the resulting vacancies with N. Scott Fine and Markus Sieger, two of the investors under the Purchase Agreement, in each case effective as of the closing of the Private Placement. Under the Purchase Agreement, the Registrant will use its reasonable best efforts to include both Messrs. Fine and Sieger (or a representative of either of them, at their respective individual elections) in any proxy statement of the Registrant soliciting proxies for the election of directors.  These board appointment rights will terminate on the seventh anniversary of the Private Placement.

As a condition to the Private Placement, the Registrant and Mr. Strattan entered into a Voting Commitment Letter dated as of February 19, 2014 (the “Voting Commitment Letter”), under which Mr. Strattan has agreed with the Issuer, until the seventh anniversary of the Private Placement, (i) to vote or cause to be voted all of the shares of Common Stock beneficially owned by him as of the applicable record date, at any meeting of shareholders called for the purpose of electing directors of the Registrant, “for” the election to the Board of Directors of the slate of directors nominated at such meeting by the Board, and (ii) not to support or participate in any “withhold the vote” or similar campaign, or support any other nominees other than the slate of directors nominated by the Board (including the representatives of Messrs. Fine and Sieger, as the case may be).  In order to amend the Voting Commitment Letter, the Registrant would require the approval of a majority of its Board of Directors including each of the two investor representatives referenced above.

Nothing in the Voting Commitment Letter limits the Reporting Person’s rights as a stockholder to freely vote his securities on any other matter other than with respect to the election of directors, or to dispose of such securities in a manner consistent with applicable law.

The information disclosed in this Statement is qualified in its entirety by reference to the Purchase Agreement, the Conversion Agreement and the Voting Commitment Letter, a copy of each of which is attached to this Statement and incorporated by reference herein.

Item 7.  Material to be filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

A.
Securities Purchase Agreement dated as of February 19, 2014, between and among the Issuer and the Purchasers named therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 20, 2014 (the “Issuer Form 8-K”)).

B.	Conversion Agreement dated as of February 19, 2014, between and among the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.2 to the Issuer Form 8-K).

C.	Voting Commitment Letter, dated as of February 19, 2014, between and among the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.3 to the Issuer Form 8-K).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 21, 2014

/s/ C.E. Rick Strattan
C.E. Rick Strattan